Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated February 22, 2017 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Results of Operations
Production

	2016	2015	% Change
Crude oil (bbls/d)	133,172	137,003	(3)
NGLs (bbls/d)	17,372	10,773	61
Natural gas (mcf/d)	103,321	95,127	9
Total (boe/d)	167,764	163,631	3
Crude oil and NGLs (%)	90	90	-
Natural gas (%)	10	10	-
Total (%)	100	100	-
Production increased by 3 percent to 167,764 boe/d in 2016 from 163,631 boe/d in 2015, primarily due to the increases in NGL and natural gas production, partially offset by the decrease in crude oil production. The Company's NGL production increased by 61 percent primarily due to throughput commencing into a third party deep cut gas plant in southeast Saskatchewan and acquisitions completed in 2015. Natural gas production increased 9 percent primarily due to acquisitions completed in 2015 and the commissioning of the Company's gas plant in southeast Saskatchewan, partially offset by the impact of processing gas through a third party deep cut gas plant in southeast Saskatchewan. Crude oil production decreased by 3 percent primarily due to the Company's reduced capital development program reflecting the decrease in benchmark commodity prices, partially offset by acquisitions completed in the third quarter of 2016.
The Company's weighting to crude oil and NGLs remained consistent with the comparative period.
The following is a summary of Crescent Point's production by area:

Production By Area (boe/d)	2016	2015	% Change
Williston Basin	103,237	99,451	4
Southwest Saskatchewan	38,370	38,752	(1)
Uinta Basin	12,443	15,709	(21)
Other	13,714	9,719	41
Total	167,764	163,631	3
In the year ended December 31, 2016, the Company drilled 715 (644.8 net) wells, focused primarily in the Williston Basin, Southwest Saskatchewan and the Uinta Basin.
Marketing and Prices

Average Selling Prices (1)	2016	2015	% Change
Crude oil ($/bbl)	48.46	52.68	(8)
NGLs ($/bbl)	15.31	16.29	(6)
Natural gas ($/mcf)	2.36	2.93	(19)
Total ($/boe)	41.50	46.88	(11)

(1)	The average selling prices reported are before realized derivatives and transportation.

CRESCENT POINT ENERGY CORP.	1

Benchmark Pricing	2016	2015	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	43.37	48.76	(11)
WTI crude oil (Cdn$/bbl)	57.83	62.51	(7)
Crude Oil Differential
LSB crude oil (Cdn$/bbl) (2)	(5.90)	(6.65)	(11)
WCS crude oil (Cdn$/bbl) (3)	(18.38)	(17.33)	6
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (4)	2.16	2.70	(20)
AECO monthly index natural gas (Cdn$/mcf)	2.09	2.76	(24)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.75	0.78	(4)

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	WCS refers to the Western Canadian Select crude oil price.

(4)	AECO refers to the Alberta Energy Company natural gas price.
For the year ended December 31, 2016, the Company's average selling price for crude oil decreased 8 percent from 2015 primarily as a result of an 11 percent decrease in the US$ WTI benchmark price, partially offset by a weaker Canadian dollar and a narrower corporate oil price differential. Crescent Point's corporate oil differential compared to Cdn$ WTI for the year ended December 31, 2016 was $9.37 per bbl compared to $9.83 per bbl in 2015.
The Company’s corporate oil differential for 2016 was primarily impacted by a narrowing of light oil differentials and a widening of medium and heavy oil differentials. In 2016, the Cdn$ WTI - LSB differential discount narrowed to average $5.90 per bbl, an 11 percent decrease from 2015. Light Sour Blend differentials in 2016 narrowed compared to 2015 due to lower light oil production, Fort McMurray wildfires and due to the unfavorable impact of an unplanned refinery shutdown in August 2015. The Cdn$ WTI - WCS differential discount widened to average $18.38 per bbl, a 6 percent increase from 2015. Western Canadian Select differentials continued to be negatively impacted by the oversupply in North American production and constraints to pipeline take away capacity out of the Western Canadian Sedimentary Basin.
The Company's exposure to medium and heavy oil differentials is due to the Company's production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices, and the Company's production base in the Uinta Basin which exposes the Company to Yellow wax crude and Black wax crude oil differentials.
For the year ended December 31, 2016, the Company's average selling price for NGLs decreased 6 percent from $16.29 per bbl in 2015 to $15.31 per bbl in 2016. Average selling prices for NGLs continue to be impacted by the significant weakening of propane, butane and condensate prices resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America.
The Company's average selling price for natural gas in the year ended December 31, 2016 decreased 19 percent from $2.93 per mcf in 2015 to $2.36 per mcf in 2016 primarily as a result of the decrease in the AECO daily benchmark price driven by oversupply in the Western Canadian Sedimentary Basin.
Derivatives
The following is a summary of the realized derivative gain on crude oil and natural gas derivative contracts:

($ millions, except volume amounts)	2016	2015	% Change
Average crude oil volumes hedged (bbls/d) (1)	52,615	65,103	(19)
Crude oil realized derivative gain (1)	448.5	630.9	(29)
per bbl	9.20	12.62	(27)
Average natural gas volumes hedged (GJ/d) (2)	39,781	32,767	21
Natural gas realized derivative gain	20.2	11.7	73
per mcf	0.53	0.34	56
Average barrels of oil equivalent hedged (boe/d) (1)	58,899	70,279	(16)
Total realized derivative gain (1)	468.7	642.6	(27)
per boe	7.63	10.76	(29)

(1)
The crude oil realized derivative gain includes the realized derivative loss on financial price differential contracts in the year ended December 31, 2016. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d means gigajoules per day.

CRESCENT POINT ENERGY CORP.	2

Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point monitors changing business and market conditions regularly and review such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, and fluctuations in the US/Cdn dollar exchange rate and interest rates, are proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years and up to 65 percent of net royalty interest production, unless otherwise approved by the Board of Directors.
With the ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point hedges price differentials as a part of its risk management program. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production. In addition, the Company continues to deliver crude oil through its various rail terminals to provide access to diversified markets and pricing.
The Company recorded a total realized derivative gain of $468.7 million for the year ended December 31, 2016, compared to $642.6 million in 2015.
The Company's realized derivative gain for oil was $448.5 million for the year ended December 31, 2016, compared to $630.9 million in 2015. The decrease in the realized gain in 2016 is largely attributable to the decreases in the Company's average derivative oil price and oil volumes hedged, partially offset by the decrease in the Cdn$ WTI benchmark price. The realized gain in the year ended December 31, 2016 also includes the $42.0 million realized gain from the unwind and settlement of a portion of the Company's 2017 and 2018 hedges. During the year ended December 31, 2016, the Company's average derivative oil price decreased by 11 percent or $10.12 per bbl, from $89.06 per bbl in 2015 to $78.94 per bbl in 2016.
Crescent Point's realized derivative gain for gas was $20.2 million for the year ended December 31, 2016, compared to $11.7 million in 2015. The increased realized derivative gain in 2016 is largely attributable to the decrease in the AECO monthly index price and the increase in gas volumes hedged, partially offset by a decrease in the Company's average derivative gas price. During the year ended December 31, 2016, the Company's average derivative gas price decreased by 6 percent or $0.20 per GJ, from $3.60 per GJ in 2015 to $3.40 per GJ in 2016.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
The following is a summary of the Company's unrealized derivative gain (loss):

($ millions)	2016	2015	% Change
Crude oil	(567.2)	(113.5)	400
Natural gas	(20.9)	1.5	(1,493)
Interest	2.5	1.8	39
Power	0.2	(0.3)	(167)
Cross currency	(120.4)	333.1	(136)
Foreign exchange	(1.0)	5.5	(118)
Total unrealized derivative gain (loss)	(706.8)	228.1	(410)
The Company recognized a total unrealized derivative loss of $706.8 million for the year ended December 31, 2016 compared to a total unrealized derivative gain of $228.1 million in 2015. The total unrealized derivative loss in 2016 was primarily due to a $567.2 million unrealized derivative loss on crude oil contracts compared to $113.5 million in 2015. The unrealized oil derivative loss for the year ended December 31, 2016 is primarily attributable to the maturity of in-the-money contract months, the increase in the near-term Cdn$ WTI forward benchmark price at December 31, 2016 compared to December 31, 2015 and the unwind and settlement of a portion of the Company's 2017 and 2018 hedges. The unrealized oil derivative loss for the year ended December 31, 2015 was primarily attributable to the maturity of in-the-money contract months, largely offset by the decrease in the Cdn$ WTI forward benchmark price at December 31, 2015 compared to December 31, 2014.
The total unrealized derivative loss in 2016 was also attributable to a $120.4 million unrealized derivative loss on Cross Currency Swaps ("CCS") compared to an unrealized derivative gain of $333.1 million in 2015. The unrealized CCS derivative loss for the year ended December 31, 2016 was primarily the result of the stronger forward Canadian dollar at December 31, 2016 compared to December 31, 2015. The unrealized CCS derivative gain for the year ended December 31, 2015 was primarily the result of the weaker forward Canadian dollar at December 31, 2015 compared to December 31, 2014.

CRESCENT POINT ENERGY CORP.	3

Revenues

($ millions) (1)	2016	2015	% Change
Crude oil sales	2,362.0	2,634.4	(10)
NGL sales	97.3	64.0	52
Natural gas sales	89.2	101.8	(12)
Total oil and gas sales	2,548.5	2,800.2	(9)

(1)	Revenue is reported before realized derivatives.
Crude oil sales decreased 10 percent in the year ended December 31, 2016, from $2.6 billion in 2015 to $2.4 billion in 2016, primarily due to the 8 percent decrease in realized prices and the 3 percent decrease in crude oil production. The decrease in realized prices is largely a result of the 7 percent decrease in the Cdn$ WTI benchmark price as compared to 2015, partially offset by a narrower corporate oil differential. The decreased production in 2016 is primarily due to the Company's reduced capital development program reflecting the decrease in benchmark commodity prices, partially offset by acquisitions completed in the third quarter of 2016.
NGL sales increased 52 percent in the year ended December 31, 2016 compared to 2015 primarily due to the 61 percent increase in NGL production, partially offset by the 6 percent decrease in realized prices. The increased production is primarily due to throughput commencing into a third party deep cut gas plant in southeast Saskatchewan in the first quarter of 2016 and acquisitions completed in 2015. Realized prices in 2016 continue to be negatively impacted by the significant weakening of prices for propane, butane and condensate resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America.
Natural gas sales decreased 12 percent in the year ended December 31, 2016 compared to 2015. The decrease was primarily due to the 19 percent decrease in realized natural gas prices, partially offset by the 9 percent increase in natural gas production. The decrease in the realized natural gas price is largely due to the decrease in the AECO daily benchmark price. The increased natural gas production in 2016 is primarily due to acquisitions completed in 2015 and the commissioning of the Company's gas plant in southeast Saskatchewan, partially offset by the impact of processing gas through a third party deep cut gas plant in southeast Saskatchewan.
Royalties

($ millions, except % and per boe amounts)	2016	2015	% Change
Royalties	363.9	435.9	(17)
As a % of oil and gas sales	14	16	(2)
Per boe	5.93	7.30	(19)
Royalties decreased 17 percent in the year ended December 31, 2016 compared to 2015, largely due to the 9 percent decrease in oil and gas sales and the decrease in royalties as a percentage of sales. Royalties as a percentage of sales for the year ended December 31, 2016 decreased primarily due to the impact of the decrease in benchmark prices on crown royalty formulas in Canada and the overall increase in the Company's production in Canada.
In 2016, the provincial government of Alberta announced the Modernized Royalty Framework ("MRF") that became effective on January 1, 2017. The MRF intended to modernize and simplify the royalty structure with changes to the royalty framework for wells drilled after the effective date; no changes will be made to the royalty structure of wells drilled prior to January 2017 for a ten year period. In addition, wells drilled prior to January 1, 2017 can early opt in to the MRF as long as the well represents additional capital and it can be demonstrated that the well would not have been drilled otherwise in 2016. Based on the size of its operations in Alberta and the capital expenditures currently being spent in the province, Crescent Point does not expect that the MRF will have a significant impact on its operations.
Operating Expenses

($ millions, except per boe amounts)	2016	2015	% Change
Operating expenses	691.9	706.5	(2)
Per boe	11.27	11.83	(5)
Operating expenses per boe decreased 5 percent in the year ended December 31, 2016 compared to 2015, due to reduced maintenance activity levels, the positive impact of the Company's cost reduction initiatives including improvements in labour, service and chemical costs and favorable prior period adjustments, partially offset by higher associated operating costs from acquisitions completed in the second quarter of 2015.
Operating expenses decreased 2 percent in the year ended December 31, 2016 compared to 2015 due to the decrease in per boe operating expenses as noted above, partially offset by the growth in the Company's production as a result of acquisitions in 2015.
Transportation Expenses

($ millions, except per boe amounts)	2016	2015	% Change
Transportation expenses	130.0	138.4	(6)
Per boe	2.12	2.32	(9)

CRESCENT POINT ENERGY CORP.	4

Transportation expenses per boe decreased 9 percent in the year ended December 31, 2016 compared to 2015. The decrease was primarily due to lower trucking costs as a result of decreases in trucking rates, the Company's investment in pipeline gathering systems, reduced oil deliveries through the Company's rail terminals and decreased pipeline tariff rates.
Transportation expenses decreased 6 percent in the year ended December 31, 2016 compared to 2015, primarily due to the decrease in per boe transportation expenses as noted above, partially offset by the growth in the Company's production as a result of acquisitions in 2015.
Netbacks

	2016	2015
	Total (1) ($/boe)	Total (1) ($/boe)	% Change
Average selling price	41.50	46.88	(11)
Royalties	(5.93)	(7.30)	(19)
Operating expenses	(11.27)	(11.83)	(5)
Transportation expenses	(2.12)	(2.32)	(9)
Netback before hedging	22.18	25.43	(13)
Realized gain on derivatives	7.63	10.76	(29)
Netback	29.81	36.19	(18)

(1)	The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total netback has been presented.
The Company's netback for the year ended December 31, 2016 decreased 18 percent to $29.81 per boe from $36.19 per boe in 2015. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and the decrease in realized gain on derivatives, partially offset by the decreases in royalties, operating and transportation expenses.
General and Administrative Expenses

($ millions, except per boe amounts)	2016	2015	% Change
General and administrative costs	134.5	141.7	(5)
Capitalized	(33.6)	(30.0)	12
Total general and administrative expenses	100.9	111.7	(10)
Transaction costs	(2.3)	(14.2)	(84)
General and administrative expenses	98.6	97.5	1
Per boe	1.61	1.63	(1)
General and administrative expenses remained consistent in the year ended December 31, 2016 compared to 2015, primarily due to the decrease in overhead recoveries from partners associated with lower capital spending, offset by decreases in rent, information technology and insurance costs.
General and administrative expenses per boe remained consistent in the year ended December 31, 2016 compared to 2015.
Transaction costs incurred in year ended December 31, 2016 relate primarily to the major property acquisition. Refer to the Capital Acquisitions section in this MD&A for further information.
Interest Expense

($ millions, except per boe amounts)	2016	2015	% Change
Interest expense	158.2	146.0	8
Per boe	2.58	2.44	6
In the year ended December 31, 2016, interest expense per boe and interest expense increased 6 percent and 8 percent, respectively, compared to 2015, reflecting the Company's higher average debt balance, partially offset by a lower effective interest rate. The Company's effective interest rate in the year ended December 31, 2016 decreased to 4.08 percent from 4.17 percent.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At December 31, 2016, 63 percent of the Company's long-term debt, including its US dollar senior guaranteed notes at the Canadian dollar economic amounts due at maturity, had fixed interest rates.

CRESCENT POINT ENERGY CORP.	5

Foreign Exchange Gain (Loss)

($ millions)	2016	2015	% Change
Realized gain (loss)
CCS - US dollar interest payment	9.1	7.0	30
CCS - US dollar debt maturities	48.6	14.3	240
US dollar debt maturities	(52.4)	(21.2)	147
Other	(2.5)	3.1	(181)
Unrealized gain (loss)
Translation of US dollar long-term debt	128.0	(363.5)	(135)
Other	0.5	(2.2)	(123)
Foreign exchange gain (loss)	131.3	(362.5)	(136)
The Company has US dollar denominated debt including LIBOR loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$1.21 billion of LIBOR loans and the issuance of US$1.42 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $1.61 billion and $1.51 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gains and losses on the CCS and foreign exchange swap are recognized in derivative gains and losses. Refer to the Derivatives section in this MD&A for further information.
During the year ended December 31, 2016, the Company realized a gain of $9.1 million on the settlement of the CCS associated with interest payments made on US dollar long-term debt, compared to $7.0 million in 2015. The increased realized gain is primarily due to the weaker Canadian dollar during the year ended December 31, 2016 compared to 2015.
The Company records unrealized foreign exchange gains or losses on the translation of the US dollar long-term debt and related accrued interest. During the year ended December 31, 2016, the Company recorded an unrealized foreign exchange gain of $128.0 million on the translation of US dollar long-term debt and accrued interest compared to an unrealized loss of $363.5 million in 2015.The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the year ended December 31, 2016 is attributable to a stronger Canadian dollar at December 31, 2016 as compared to December 31, 2015.
Share-based Compensation Expense

($ millions, except per boe amounts)	2016	2015	% Change
Share-based compensation costs	72.0	75.5	(5)
Capitalized	(14.3)	(16.9)	(15)
Share-based compensation expense	57.7	58.6	(2)
Per boe	0.94	0.98	(4)
During the year ended December 31, 2016, the Company recorded share-based compensation costs of $72.0 million, a decrease of 5 percent from 2015. The decrease was primarily due to the decrease in expenses associated with base compensation restricted shares, partially offset by the impact of the Company's higher share price in 2016 on expenses associated with incentive awards.
During the year ended December 31, 2016, the Company capitalized share-based compensation costs of $14.3 million, a decrease of 15 percent from 2015. The decrease was primarily due to the decrease in expenses associated with base compensation restricted shares as a result of the decrease in the Company's share price and incentive awards.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at December 31, 2016, the Company is authorized to issue up to 16,665,451 common shares (December 31, 2015 - 9,381,465 common shares). The Company had 5,188,358 restricted shares outstanding at December 31, 2016 (December 31, 2015 - 3,960,363 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 204,653 DSUs outstanding at December 31, 2016 (December 31, 2015 - 153,283 DSUs outstanding).

CRESCENT POINT ENERGY CORP.	6

Depletion, Depreciation, Amortization and Impairment

($ millions, except per boe amounts)	2016	2015	% Change
Depletion and depreciation	1,436.2	1,547.1	(7)
Amortization of E&E undeveloped land	172.5	205.9	(16)
Depletion, depreciation and amortization	1,608.7	1,753.0	(8)
Impairment	611.4	1,385.3	(56)
Depletion, depreciation, amortization and impairment	2,220.1	3,138.3	(29)
Per boe, before impairment	26.20	29.35	(11)
Per boe	36.16	52.55	(31)
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment decreased 11 percent to $26.20 per boe for the year ended December 31, 2016 from $29.35 per boe in 2015. The decrease was primarily due to impairment expense of $1.4 billion recorded during the year ended December 31, 2015, reduced future development costs as a result of the Company's successful execution of the capital development program, reserve additions and a reduction to the amortization of exploration and evaluation ("E&E") undeveloped land. The decrease in amortization of E&E undeveloped land relates to the regular transfers of land to property, plant and equipment ("PP&E") upon determination of reserves and the increasing balance of undeveloped land fully amortized over its average primary lease term.
During the year ended December 31, 2016, the Company recorded impairment expense, net of recoveries, of $611.4 million. The impairments of $730.3 million in the Southeast Saskatchewan and Southwest Saskatchewan CGUs were largely a result of the decrease in forecast benchmark commodity prices at December 31, 2016 compared to December 31, 2015, partially offset by the positive impact of development reserve additions, future development capital cost reductions of 12% and 8%, respectively, and improved capital efficiencies. The recoveries of $118.9 million in the Northern U.S., Utah, Northern Alberta and Southern Alberta CGUs were largely a result of the positive impact of technical and development reserve additions, capital and operating cost reductions and improved capital efficiencies, partially offset by the decrease in forecast benchmark commodity prices at December 31, 2016 compared to December 31, 2015. In the Northern U.S. and Utah CGUs, expected future operating costs decreased by 6% and future development capital costs decreased by 8%, respectively. In the Northern Alberta and Southern Alberta CGUs, future development capital costs decreased by 25% and 12%, respectively, and expected future operating costs decreased by 16%, respectively.
Any PP&E impairment recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of PP&E has increased in value since the impairment expense was recorded.
Other Income (Loss)
The Company recorded other losses of $6.6 million in the year ended December 31, 2016 compared to other income of $7.9 million in 2015. The other losses in the year ended December 31, 2016 is comprised primarily of losses on capital dispositions, partially offset by net unrealized gains on long-term investments. The other income in the year ended December 31, 2015 is comprised primarily of gains on capital acquisitions, partially offset by net unrealized losses on long-term investments.
Taxes

($ millions)	2016	2015	% Change
Current tax expense (recovery)	0.2	(1.9)	(111)
Deferred tax recovery	(381.3)	(572.2)	(33)
Current Tax Expense (Recovery)
In the year ended December 31, 2016, the Company recorded current tax expense of $0.2 million compared to a current tax recovery of $1.9 million in 2015. Refer to the Company's December 31, 2016 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Recovery
In the year ended December 31, 2016, the Company recorded a deferred tax recovery of $381.3 million compared to a deferred tax recovery of $572.2 million in 2015. The decrease is primarily due to the larger benefit recognized in 2015, as compared to 2016, relating to a change in estimate regarding future usable U.S. tax pools. The deferred tax recovery recorded in 2016 relates primarily to the net loss before tax and a change in estimate regarding future usable U.S. tax pools.

CRESCENT POINT ENERGY CORP.	7

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

($ millions, except per share amounts)	2016	2015	% Change
Cash flow from operating activities	1,524.3	1,956.9	(22)

Adjusted funds flow from operations	1,572.5	1,938.0	(19)

Net income (loss)	(932.7)	(870.2)	7
Net income (loss) per share - diluted	(1.81)	(1.82)	(1)

Adjusted net earnings from operations	88.5	342.0	(74)
Adjusted net earnings from operations per share - diluted	0.17	0.71	(76)
Cash flow from operating activities decreased 22 percent to $1.5 billion in the year ended December 31, 2016 compared to $2.0 billion in 2015, for the same reasons as discussed below and fluctuations in working capital, transaction costs and decommissioning expenditures.
Adjusted funds flow from operations decreased to $1.6 billion for the year ended December 31, 2016 from $1.9 billion in 2015. The decrease is primarily the result of the decreases in the Cdn$ WTI benchmark price and realized hedging gains, partially offset by the increase in production volumes. Production volumes increased primarily due to acquisitions completed in 2015.
The Company reported a net loss of $932.7 million in the year ended December 31, 2016 compared to a net loss of $870.2 million in 2015, primarily as a result of the unrealized derivative loss, the decrease in adjusted funds flow from operations, fluctuations in deferred taxes and other loss, partially offset by the decrease in depletion, depreciation, amortization and impairment expense and foreign exchange gain on long-term debt.
The Company reported adjusted net earnings from operations of $88.5 million in the year ended December 31, 2016 compared to adjusted net earnings of $342.0 million in 2015, primarily as a result of the decrease in adjusted funds flow from operations and fluctuations in deferred taxes, partially offset by the decreases in depletion expense and transaction costs and fluctuations in foreign exchange on translation of unhedged US dollar long-term debt. Adjusted net earnings from operations per share - diluted decreased 76 percent to $0.17 per share - diluted in 2016 primarily due to the same reasons discussed above and the impact of shares issued through the June 2015 and September 2016 equity offerings.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio extends out over 3½ years from the current quarter.
IFRS 9,Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.

CRESCENT POINT ENERGY CORP.	8

Dividends
The following table provides a reconciliation of dividends:

($ millions, except per share amounts)	2016	2015	% Change
Accumulated dividends, beginning of year	6,950.6	5,930.2	17
Dividends declared to shareholders	260.3	1,020.4	(74)
Accumulated dividends, end of year	7,210.9	6,950.6	4

Accumulated dividends per share, beginning of year	30.94	28.83	7
Dividends declared to shareholders per share	0.50	2.11	(76)
Accumulated dividends per share, end of year	31.44	30.94	2
Dividends decreased 74 percent in the year ended December 31, 2016 compared to 2015. The decrease in dividends relates primarily to the reduction in the dividends declared to shareholders to $0.50 per share in the year ended December 31, 2016 from $2.11 per share in 2015.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2016, the investments are recorded at a fair value of $28.3 million which is $17.7 million more than the original cost of the investments.
Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At December 31, 2016, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.
Other Long-Term Assets
At December 31, 2016, other long-term assets consist of $22.7 million related to the reclamation fund and $14.0 million of investment tax credits.
The reclamation fund decreased by $26.8 million during 2016 due to expenditures of $26.8 million. The expenditures included $16.0 million related to decommissioning work completed in Alberta, Saskatchewan and the United States and $10.8 million related to environmental initiatives completed primarily in Saskatchewan to reduce greenhouse gas emissions.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2016, Crescent Point recorded $6.2 million (December 31, 2015 - $8.0 million) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success being the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and/or competitive pricing.
Crescent Point also recorded $0.7 million during the year ended December 31, 2016 (December 31, 2015 - $1.2 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.
Key management personnel of the Company consists of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU Plan and the officers participate in the Restricted Share Bonus Plan. The compensation relating to key management personnel for the year ended December 31, 2016 recorded as general and administrative expenses was $9.1 million (December 31, 2015 - $10.8 million) and share-based compensation costs were $20.9 million (December 31, 2015 – $19.6 million).

CRESCENT POINT ENERGY CORP.	9

Capital Expenditures

($ millions)	2016	2015	% Change
Capital acquisitions (net) (1)	226.5	1,760.4	(87)
Development capital expenditures	1,138.9	1,561.8	(27)
Capitalized administration (2)	33.6	30.0	12
Office equipment (3)	0.9	13.4	(93)
Total	1,399.9	3,365.6	(58)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Major Property Acquisition
Southeast Saskatchewan Asset Acquisition
On July 4, 2016, Crescent Point completed the acquisition of assets in southeast Saskatchewan for cash consideration of $223.1 million ($183.6 million was allocated to PP&E and $58.1 million was allocated to E&E assets, including $18.6 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2016 ($21.8 million was allocated to net disposed PP&E and $4.4 million was allocated to net acquired E&E assets, including $5.6 million related to net disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the year ended December 31, 2016 were $1.1 billion compared to $1.6 billion in 2015. In 2016, 715 (644.8 net) wells were drilled with a success rate of 100 percent. The development capital for the year ended December 31, 2016 included $188.3 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2017 is $1.45 billion, before net land and property acquisitions.
Goodwill
The Company's goodwill balance as at December 31, 2016 was $251.9 million which is unchanged from December 31, 2015. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Other Long-Term Liabilities
At December 31, 2016, other long-term liabilities consist of $43.6 million related to a lease inducement, $7.3 million related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions and $3.7 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.
Decommissioning Liability
The decommissioning liability increased by $59.0 million during 2016 from $1.26 billion at December 31, 2015 to $1.31 billion at December 31, 2016. The increase relates to $41.6 million in respect of drilling, $25.9 million of accretion expense, $21.6 million due to changes in estimates pertaining to discount rates including acquired liabilities and $13.0 million as a result of net capital acquisitions, partially offset by $27.1 million due to reductions in estimates pertaining to future costs and $16.0 million for liabilities settled.

CRESCENT POINT ENERGY CORP.	10

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	December 31, 2016	December 31, 2015
Net debt	3,673.4	4,263.6
Shares outstanding	541,742,592	504,935,930
Market price at end of period (per share)	18.25	16.12
Market capitalization	9,886.8	8,139.6
Enterprise value	13,560.2	12,403.2
Net debt as a percentage of enterprise value	27	34
Annual adjusted funds flow from operations (1)	1,572.5	1,938.0
Net debt to adjusted funds flow from operations (2)	2.3	2.2

(1)	The sum of adjusted funds flow from operations for the trailing four quarters.

(2)
Net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

At December 31, 2016, Crescent Point's enterprise value increased to $13.6 billion and the Company was capitalized with 73 percent equity compared to $12.4 billion and 66 percent at December 31, 2015, respectively. Net debt decreased by $590.2 million primarily due to the Company's equity financing for 33.7 million common shares at a price of $19.30 per share for gross proceeds of $650.4 million. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2016 increased to 2.3 times, compared to 2.2 times at December 31, 2015, largely due to the decrease in adjusted funds flow from operations as a result of lower commodity prices. Crescent Point's objective is to manage net debt to adjusted funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income.
The Company has combined credit facilities of $3.6 billion, including a $3.5 billion syndicated unsecured credit facility with sixteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility size is $3.5 billion until June 8, 2018, after which it reduces to thirteen banks and $3.08 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. As at December 31, 2016, the Company had approximately $1.7 billion drawn on bank credit facilities, including $0.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.9 billion.
The Company has private offerings of senior guaranteed notes raising total gross proceeds of US$1.45 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.
The Company is in compliance with all debt covenants at December 31, 2016 which are listed in the table below:

Covenant Description	Maximum Ratio	December 31, 2016
Senior debt to adjusted EBITDA (1) (2)	3.5	2.2
Total debt to adjusted EBITDA (1) (3)	4.0	2.2
Senior debt to capital (2) (4)	0.55	0.29

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
Crescent Point's development capital budget for 2017 is $1.45 billion with average 2017 production forecast at 172,000 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, solid hedging program and significant liquidity and financial flexibility, the Company is well positioned to execute its business strategy. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
Shareholders' Equity
At December 31, 2016, Crescent Point had 541.7 million common shares issued and outstanding compared to 504.9 million common shares at December 31, 2015. The increase of 36.8 million shares relates to the September 2016 bought deal financing, minor acquisitions during the year ended December 31, 2016 and shares issued pursuant to the Restricted Share Bonus Plan:

•	In September 2016, Crescent Point and a syndicate of underwriters closed a bought deal financing of 33.7 million shares at $19.30 per share for gross proceeds of $650.4 million;

•	Crescent Point issued 0.9 million shares on closing of minor acquisitions during the year ended December 31, 2016; and

•	Crescent Point issued 2.2 million shares pursuant to the Restricted Share Bonus Plan.

CRESCENT POINT ENERGY CORP.	11

Contractual Obligations and Commitments
The Company has assumed various contractual obligations and commitments in the normal course of operations. At December 31, 2016, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	33.2	58.3	60.3	251.5	403.3
Senior guaranteed notes (2)	148.0	272.9	466.4	1,319.2	2,206.5
Bank credit facilities (3)	62.8	1,762.7	-	-	1,825.5
Transportation commitments	15.4	27.2	24.2	48.9	115.7
Total contractual commitments	259.4	2,121.1	550.9	1,619.6	4,551.0

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $48.3 million.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2016. The current maturity date of the Company's facilities is June 10, 2019. The Company expects that the facilities will be renewed and extended prior to their maturity dates.

Off Balance Sheet Arrangements
The Company has off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2016. All of the lease agreement amounts have been reflected in the Contractual Obligations and Commitments table above.
Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 of the December 31, 2016 audited consolidated financial statements. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization, decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment is aggregated into cash-generating units ("CGUs"), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from E&E to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.

CRESCENT POINT ENERGY CORP.	12

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing production at an acceptable price given market conditions; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.
Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks Crescent Point is exposed to include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; loss of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and uncertainties related to oil and gas interests and operations on tribal lands.
Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: aboriginal land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.

CRESCENT POINT ENERGY CORP.	13

In November 2015, the Province of Alberta released its Climate Leadership Plan which will impact businesses that contribute to carbon emissions in Alberta. The plan's four key areas include imposing carbon pricing that is applied across all sectors, starting at $20 per tonne on January 1, 2017 and moving to $30 per tonne on January 1, 2018, and a 45 percent reduction in methane emissions by the oil and gas sector by 2025. Prior to 2023, the plan is expected to have a minimal impact on the Company's results of operations as less than 10% of the Company's total production is from properties location in Alberta and exemptions are available for fuel that is used, flared, or vented in a production process and sold to a consumer for use in an oil and gas production process. The Company continues to monitor developments in this plan for periods after 2023 and will evaluate the expected impact on its results of operations.
In October 2016, the Government of Canada announced a pan-Canadian approach to the pricing of carbon emissions. The plan includes imposing carbon pricing beginning at a minimum of $10 per tonne in 2018 and rising by $10 per tonne each year to $50 per tonne in 2022. Provinces and territories have a year to introduce their own carbon pricing or adopt a cap-and trade system that meets or exceeds the federal benchmark. If provinces and territories fail to implement a price or cap-and-trade plan by 2018, the Government of Canada will implement a price in that jurisdiction. The Company is currently monitoring developments in this plan and will evaluate the expected impact of the plan on its results of operations.
Risk Management
Crescent Point is committed to identifying and managing its risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with low cost exploitation and development objectives; utilizing the latest technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging of commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines; monitoring counterparty creditworthiness and obtaining counterparty credit insurance.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018. The Company is currently reviewing the terms of its sales contracts with customers to determine the impact, if any, that the standard will have on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements and does not expect the amendment to have a material impact on the valuation of its financial assets.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently reviewing contracts that are currently identified as leases and evaluating the impact of the standard on the consolidated financial statements.

Outstanding Common Shares Data
As of the date of this report, the Company had 544,639,808 common shares outstanding.

CRESCENT POINT ENERGY CORP.	14

Selected Annual Information

($ millions, except per share amounts)	2016	2015	2014
Oil and gas sales	2,548.5	2,800.2	4,210.1

Average daily production
Crude oil (bbls/d)	133,172	137,003	121,517
NGLs (bbls/d)	17,372	10,773	6,941
Natural gas (mcf/d)	103,321	95,127	74,070
Total (boe/d)	167,764	163,631	140,803

Net income (loss) (1)	(932.7)	(870.2)	508.9
Net income (loss) per share (1)	(1.81)	(1.82)	1.22
Net income (loss) per share - diluted (1)	(1.81)	(1.82)	1.21

Adjusted net earnings from operations	88.5	342.0	546.7
Adjusted net earnings from operations per share	0.17	0.72	1.31
Adjusted net earnings from operations – diluted	0.17	0.71	1.30

Cash flow from operating activities	1,524.3	1,956.9	2,455.6

Adjusted funds flow from operations	1,572.5	1,938.0	2,408.0

Adjusted working capital (deficiency) (2)	(273.3)	(342.8)	(433.0)
Total assets	16,163.6	17,616.0	16,467.2
Total liabilities	6,572.4	7,491.0	6,306.3
Net debt	3,673.4	4,263.6	3,191.1
Total long-term derivative liabilities	3.0	0.3	0.2

Weighted average shares - diluted (thousands)	519,291	479,792	421,060

Capital expenditures (3)	1,399.9	3,365.6	4,361.7

Dividends declared	260.3	1,020.4	1,174.6
Dividends declared per share	0.50	2.11	2.76

(1)	Net income (loss) and net income (loss) before discontinued operations are the same.

(2)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(3)
Capital expenditures exclude capitalized share-based compensation and capitalized non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Crescent Point’s oil and gas sales, cash flow from operating activities, adjusted funds flow from operations and total assets have fluctuated for the years 2014 through 2016 primarily due to movement in the Cdn $ WTI benchmark price, fluctuations in corporate oil price differentials, numerous corporate and property acquisitions and the Company's successful drilling program, which has resulted in higher production volumes.
Net income over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and impairments to PP&E along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past three years primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	15

Summary of Quarterly Results

	2016				2015
($ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	749.1	645.9	645.9	507.6	680.1	730.3	776.2	613.6

Average daily production
Crude oil (bbls/d)	130,386	125,713	132,730	143,971	142,750	143,582	129,224	132,269
NGLs (bbls/d)	18,083	17,750	16,870	16,775	15,253	11,455	8,518	7,774
Natural gas (mcf/d)	99,765	102,883	105,709	104,912	108,631	105,249	83,366	82,867
Total (boe/d)	165,097	160,610	167,218	178,241	176,108	172,579	151,636	153,854

Net income (loss)	(510.6)	(108.5)	(226.1)	(87.5)	(382.4)	(201.3)	(240.5)	(46.0)
Net income (loss) per share	(0.94)	(0.21)	(0.45)	(0.17)	(0.76)	(0.40)	(0.53)	(0.10)
Net income (loss) per share – diluted	(0.94)	(0.21)	(0.45)	(0.17)	(0.76)	(0.40)	(0.53)	(0.10)

Adjusted net earnings (loss) from operations	100.6	(22.0)	15.1	(5.2)	258.0	15.3	40.4	28.3
Adjusted net earnings (loss) from operations per share	0.19	(0.04)	0.03	(0.01)	0.51	0.03	0.09	0.06
Adjusted net earnings (loss) from operations per share – diluted	0.18	(0.04)	0.03	(0.01)	0.51	0.03	0.09	0.06

Cash flow from operating activities	438.5	330.2	427.5	328.1	519.5	547.0	491.5	398.9

Adjusted funds flow from operations	422.0	368.1	404.4	378.0	496.7	483.5	524.2	433.6

Adjusted working capital (deficiency) (1)	(273.3)	(194.2)	(155.8)	(178.3)	(342.8)	(231.2)	(276.6)	(251.5)
Total assets	16,163.6	16,771.9	16,610.9	17,179.5	17,616.0	18,117.7	17,972.8	16,911.1
Total liabilities	6,572.4	6,679.1	7,043.0	7,365.3	7,491.0	7,533.8	7,270.3	6,838.8
Net debt	3,673.4	3,617.2	4,038.7	4,322.4	4,263.6	4,197.9	3,977.0	3,535.7
Total long-term derivative liabilities	3.0	2.7	3.8	2.5	0.3	0.3	22.1	0.6

Weighted average shares – diluted (thousands)	544,542	514,017	509,079	507,597	505,773	501,963	459,366	450,420

Capital expenditures (2)	429.8	542.3	88.9	338.9	386.1	576.7	1,816.6	586.2

Dividends declared	49.2	47.2	46.0	117.9	152.8	219.7	330.4	317.5
Dividends declared per share	0.09	0.09	0.09	0.23	0.30	0.43	0.69	0.69

(1)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and capitalized non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to changes in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, several business combinations and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, net impairments to PP&E recorded in the fourth quarter of 2016 and impairments to PP&E recorded in the third and fourth quarters of 2015, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's capital development program. Adjusted funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to pay monthly dividends.

CRESCENT POINT ENERGY CORP.	16

Fourth Quarter Review

•
Crescent Point achieved production averaging 165,097 boe/d in the fourth quarter of 2016, an increase of three percent from third quarter 2016. Strong fourth quarter production growth supported annual average production of 167,764 boe/d. Production was weighted 90 percent towards crude oil and liquids.

•
During the fourth quarter, the Company spent $350.5 million on drilling and development activities, drilling 262 (229.3 net) wells with a 100 percent success rate. Crescent Point also spent $60.2 million on land, seismic and facilities, for total development capital expenditures of $410.7 million.

•
Adjusted funds flow from operations totaled $422.0 million in fourth quarter 2016, an increase of 15 percent from third quarter 2016. This growth highlights Crescent Point's low-cost, high-netback asset base and its sensitivity to higher commodity prices.

Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2016.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;

2.
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and

3.
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2016, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2016 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2016, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2016 was audited by PricewaterhouseCoopers LLP, as reflected in their report for 2016. There were no changes in Crescent Point’s ICFR during the year ended December 31, 2016 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.
Health, Safety and Environment Policy
The health and safety of employees, contractors, visitors and the public, as well as the protection of the environment, are of utmost importance to Crescent Point. The Company endeavours to conduct its operations in a manner that will minimize both adverse effects and consequences of emergency situations by:

•	Complying with government regulations and standards;

•	Conducting operations consistent with industry codes, practices and guidelines;

•	Ensuring prompt, effective response and repair to emergency situations and environmental incidents;

•	Providing training to employees and contractors to ensure compliance with Company safety and environmental policies and procedures;

CRESCENT POINT ENERGY CORP.	17

•	Promoting the aspects of careful planning, good judgment, implementation of the Company’s procedures, and monitoring Company activities;

•	Communicating openly with members of the public regarding our activities; and

•	Amending the Company’s policies and procedures as may be required from time to time.
Crescent Point believes that all employees have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.
As part of Crescent Point’s ongoing commitment to reduce greenhouse gas emissions, the Company contributed to a reclamation fund directed to environmental initiatives. To date, $65.3 million has been contributed to the environment emission reduction fund and $47.3 million has been expended to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. In 2016, the Company spent a total of $10.8 million, primarily on upgrading facilities in Saskatchewan. The upgrades have reduced emissions, which continue to meet or exceed provincial and federal emission regulations.
Outlook
Crescent Point's guidance for 2017 is as follows:

Production
Oil and NGLs (bbls/d)	153,000
Natural gas (mcf/d)	114,000
Total (boe/d)	172,000
Capital expenditures (1)
Drilling and completions ($ millions)	1,290.0
Facilities and seismic ($ millions)	160.0
Total ($ millions)	1,450.0

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2016 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	18

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “netback”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. The Company previously referred to adjusted funds flow from operations as "funds flow from operations".
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

($ millions)	2016	2015	% Change
Cash flow from operating activities	1,524.3	1,956.9	(22)
Changes in non-cash working capital	29.9	(48.9)	(161)
Transaction costs	2.3	14.2	(84)
Decommissioning expenditures	16.0	15.8	1
Adjusted funds flow from operations	1,572.5	1,938.0	(19)
Adjusted net earnings from operations is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment recoveries on PP&E, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

($ millions)	2016	2015	% Change
Net income (loss)	(932.7)	(870.2)	7
Amortization of E&E undeveloped land	172.5	205.9	(16)
Impairment to PP&E	611.4	1,385.3	(56)
Unrealized derivative (gains) losses	706.8	(228.1)	(410)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(110.6)	346.2	(132)
Unrealized (gain) loss on long-term investments	(5.5)	13.9	(140)
(Gain) loss on capital acquisitions / dispositions	15.3	(18.8)	(181)
Deferred tax relating to adjustments	(368.7)	(492.2)	(25)
Adjusted net earnings from operations	88.5	342.0	(74)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	19

The following table reconciles long-term debt to net debt:

($ millions)	2016	2015	% Change
Long-term debt (1)	3,820.7	4,452.0	(14)
Accounts payable and accrued liabilities	647.2	679.4	(5)
Dividends payable	16.3	50.5	(68)
Cash	(13.4)	(24.7)	(46)
Accounts receivable	(335.7)	(327.0)	3
Prepaids and deposits	(5.3)	(5.1)	4
Long-term investments	(35.8)	(30.3)	18
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(420.6)	(531.2)	(21)
Net debt	3,673.4	4,263.6	(14)

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Results of Operations section in this MD&A.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	20

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", "Reclamation Fund", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●	The expected impact of the MRF on Alberta's royalty structure and Crescent Point's operations and Crescent Point's ongoing assessment thereof;	●	The ability of the Company to execute its business strategy;

●
Crescent Point's approach to proactively manage risks inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements;
		●	The Company's objective to manage net debt to adjusted funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income;

●	Crescent Point's budgeted capital program for 2017 (excluding property and land acquisitions);	●	Anticipated timing and size of reclamation fund expenditures and decommissioning costs;
●	Crescent Point’s 2017 production and capital expenditure guidance as outlined in the Outlook section;	●	Expected renewal of bank credit facilities prior to maturity; and

		●	Expected adoption of new accounting policies.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CRESCENT POINT ENERGY CORP.	21

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (4) (5)
Laura Cillis (1) (2) (4)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (4)
Mike Jackson
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Derek Christie
Sr. Vice President, Exploration and Geosciences
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Brad Borggard
Vice President, Corporate Planning and Investor Relations
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Brad Borggard
Vice President, Corporate Planning and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	22